
January 17, 2024

Jon Olsen
Partner, Goodwin Procter LLP
Sequans Communications S.A.
520 Broadway, Suite 500
Santa Monica, CA 90401

> **Re: Sequans Communications S.A.**
> **Response letter filed December 26, 2023**
>
> **Filed by Renesas Electronics Europe GmbH et al.**
> **File No. 005-86632**

Dear Jon Olsen:

We have reviewed your response letter filed December 26, 2023.

1. While we do not necessarily agree with the analysis and conclusion set forth in your response letter with respect to the Unsellable Company Shares, we will not issue any further comment on the issue identified in our prior letter at this time.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions